Contact

www.linkedin.com/in/peter-hansell (LinkedIn)

Top Skills

Digital Games

Tabletop Games

Generative AI Tools

Languages

Swedish

Peter Hansell

Technologist / Entrepreneur / Cutting Edge Science / Instruments / Marketing / Non Profit Board Member / Builder / Problem Solver / Board Games Video Games

Sacramento, California, United States

Summary

I am the owner of TableStar Games and currently working on multiple projects. Leading TableStar with over 20 years of experience in games, design, engineering, marketing and sales.

I am passionate about art, design, games, education, and making our community a better place to live. I received a BA in Industrial Design from San Francisco State University and a MA in History from California State University East Bay.

I am dedicated to getting projects completed. Everybody has great ideas and some of them are even started but it takes a special perseverance to see the games through to final publication. I am here to make games and toys that will be played and enjoyed.

I have published over 2 dozen games including 19 Board Games and 8 Video Games. These are highlighted by the Board Game Wealth of Nations which was nominated for an Origins Award in 2008. Another highlight project is Dawn of the Dragons web game and app which remains one of the most played games ever on the Kongregate Game Portal.

Experience

Roll Craft

Co-Founder

August 2024 - Present (1 year 8 months)

Sacramento CA

Primary game designer on Fantasy RPG adventure platform.

Soar Optics

Chief Operations Officer

March 2022 - Present (4 years 1 month)

Elk Grove, California, United States

Barnett Technical Services
Sales Engineer
August 2017 - Present (8 years 8 months)
Elk Grove, CA

TableStar Games
Owner
August 2008 - Present (17 years 8 months)

Iconic Arts
9 months

Roblox Developer
July 2024 - September 2024 (3 months)
Sacramento CA

Worked on Roblox project

Tabletop Game Lead
January 2024 - September 2024 (9 months)
California, United States

Lunar Delights
Art Director
February 2022 - July 2024 (2 years 6 months)
California, United States

ROC Applications
Designer
February 2015 - June 2017 (2 years 5 months)
Sacramento, California Area

Designer and Producer for Mobile Apps and games.

5th Planet Games
1 year 11 months

Senior Game Designer
March 2014 - November 2014 (9 months)
Rocklin, CA

Producer
January 2013 - November 2014 (1 year 11 months)

Roseville, CA

TrustBenefits Online
Product Manager
2008 - January 2013 (5 years)
Alameda, CA

TableStar Games, LLC
Art Director
August 2004 - February 2008 (3 years 7 months)

Create artwork for games including Board, Card, and online games.

Create and maintain company brand.

Create marketing and web support for products.

Manage external and internal art teams and resources.

Aspenmedia
Designer
1995 - 2000 (5 years)

Education

California State University-Hayward

MA, History · (2002 - 2006)

San Francisco State University

BS, Creative Arts · (1992 - 1996)